SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-1(e))

Under the Securities Exchange Act of 1934

(Amendment No. 6)

YRC WORLDWIDE INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

984249607

(CUSIP Number)

Eric Ross
Senior Managing Director and Chief Compliance Officer

Avenue Capital Group

399 Park Avenue, 6th Floor

New York, NY 10022

(212) 850-3500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  [__]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Partners, LLC (“Avenue Partners”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

 1,637,7211

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

1,637,721

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,637,721

12

Check box if the aggregate amount in row (11) excludes certain shares [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Investments, L.P. (“Avenue Investments”) and through Avenue International Master GenPar, Ltd. (“Avenue International GenPar”) as general partner of Avenue International Master, L.P. (“Avenue International”).  Avenue Partners is the general partner of Avenue Investments and a shareholder of Avenue International GenPar.

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Special Situations Fund VI (Master), L.P. (“Avenue Spec VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

WC

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

 3,458,612

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

3,458,612

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,458,612

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14

TYPE OF REPORTING PERSON

PN

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Capital Partners VI, LLC (“Avenue Capital VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

[  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

 3,458,6121

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

3,458,612

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,458,612

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Spec VI.  Avenue Capital VI is the general partner of Avenue Spec VI.

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

GL Partners VI, LLC (“GL VI”)

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [  ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)  [  ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

3,458,6121

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

3,458,612

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,458,612

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.6%

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Spec VI.  GL VI is the managing member of Avenue Capital VI, the general partner of Avenue Spec VI.

CUSIP No:  984249607                   SCHEDULE 13D                     Page 6 of 12

1

NAMES OF REPORTING PERSONS

Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

7,273,125 1

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

7,273,125

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,273,125

12

Check if the aggregate amount in row (11) excludes certain shares  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14

TYPE OF REPORTING PERSON

IA

1

Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by the Funds (as defined below).  This number includes 3,458,612 shares of common stock held by Avenue Spec VI, 708,867 shares of common stock held by Avenue Investments, 928,854 shares of common stock held by Avenue International, 91,968 shares of common stock held by Managed Accounts Master Fund Services - MAP 10 (“MAP-10”), 1,337,155 shares of common stock held by Avenue Special Opportunities Fund I, L.P. (“Avenue Special Opportunities”), 651,602 shares of common stock held by Avenue PPF Opportunities Fund, L.P. (“Avenue PPF Opportunities”) and 96,067 shares of common stock held by Avenue EnTrust Customized Portfolio SPC (“Avenue EnTrust SPC” and together with, Avenue PPF Opportunities, Avenue Special Opportunities, Avenue Spec VI, Avenue Investments, MAP 10 and Avenue International, the “Funds”).

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Avenue Capital Management II GenPar, LLC (“GenPar”)

2

Check the appropriate box if a member of group

(a)  [   ]

(b)  [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

 7,273,1251

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

7,273,125

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,273,125

12

Check if the aggregate amount in row (11) excludes certain shares  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14

TYPE OF REPORTING PERSON

OO

1

This number represents shares beneficially held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.

CUSIP No:  984249607

SCHEDULE 13D

1

NAMES OF REPORTING PERSONS

Marc Lasry

2

Check the appropriate box if a member of group

(a)  [   ]

(b) [X]

3

SEC USE ONLY

4

SOURCE OF FUNDS

AF

5

Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [   ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING

PERSON WITH

7

SOLE VOTING POWER

-0-

8

SHARED VOTING POWER

7,273,125

9

SOLE DISPOSITIVE POWER

-0-

10

SHARED DISPOSITIVE POWER

7,273,125

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,273,125

12

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [  ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.2%

14

TYPE OF REPORTING PERSON

IN/HC

CUSIP No:  984249607

SCHEDULE 13D

Explanatory Note

Item 1.

Security and Issuer

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) is being filed by the Reporting Persons (as defined below) to amend the Items specified below in the Reporting Persons’ Schedule 13D with respect to YRC Worldwide, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission on December 19, 2013 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the Securities and Exchange Commission on December 24, 2013 (“Amendment No. 1”), Amendment No. 2, filed with the Securities and Exchange Commission on January 27, 2014 (“Amendment No. 2”), Amendment No. 3, filed with the Securities and Exchange Commission on February 4, 2014 (“Amendment No. 3”), and Amendment No. 4, filed with the Securities and Exchange Commission on March 18, 2014 (“Amendment No. 4”), and Amendment No. 5, filed with the Securities and Exchange Commission on August 8, 2014 (“Amendment No. 5 and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and the Original Schedule 13D, the “Amended Schedule 13D”).  Capitalized terms used in this Amendment No. 6 but not defined herein shall have the respective meanings given to such terms in the Amended Schedule 13D.

This Amendment No. 6 is being filed solely to report an inter-fund distribution by Avenue International of 651,602 shares of Common Stock to Avenue PPF Opportunities and 96,067 shares of Common Stock to Avenue EnTrust SPC. Avenue PPF Opportunities Fund GenPar, LLC (“Avenue PPF Opportunities GenPar”) is the general partner of Avenue PPF Opportunities. Avenue Capital Management II is an investment adviser to both Avenue PPF Opportunities and Avenue EnTrust SPC. Genpar is the general partner of Avenue Capital Management II. Lasry is the managing member of Avenue PPF Opportunities GenPar and GenPar and is a director of Avenue EnTrust SPC. In such capacity, Lasry continues to be the indirect beneficial owner of such shares of Common Stock.

Item 5.

Interest in Securities of the Issuer.

The disclosure in Item 5 is hereby amended and restated in its entirety as follows:

(a)

As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the persons named below:

Name	Number of Shares	Percentage of Shares (%)
Avenue Investments	708,867	2.2%
Avenue Spec VI	3,458,612	10.6%
Avenue International	928,854	2.8%
MAP-10	91,968	0.3%
Avenue Special Opportunities	1,337,155	4.1%
Avenue PPF Opportunities Fund	651,602	2.0%
Avenue EnTrust SPC	96,067	0.3%
Avenue PPF Opportunities GenPar	651,602	2.0%
Avenue Partners	1,637,721	5.0%
Avenue International GenPar	928,854	2.8%
Avenue Capital VI	3,458,612	10.6%
GL VI	3,458,612	10.6%
Avenue SO Capital Partners I, LLC	1,337,155	4.1%
GL SO Partners I, LLC	1,337,155	4.1%
Avenue Capital Management II	7,273,125	22.2%
GenPar	7,273,125	22.2%
Lasry	7,273,125	22.2%

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 32,752,973 shares of Common Stock outstanding as of April 24, 2015, as disclosed by the Issuer in

CUSIP No:  984249607

SCHEDULE 13D

the Issuer's Quarterly Report on Form 10-Q filed on April 30, 2015, and calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act.

(b)

The Reporting Persons have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of the shares.

(c)

Not applicable.

(d)

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e)

Following the inter-fund distribution of shares of Common Stock on March 31, 2015 from Avenue International to Avenue PPF Opportunities and Avenue EnTrust SPC, Avenue International and Avenue International GenPar ceased to be beneficial owners of more than five percent of the shares of Common Stock and are no longer subject to the reporting requirements of Rule 13D-1(a) of the Exchange Act.

CUSIP No:  984249607

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: May 12, 2015

AVENUE PARTNERS, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title:    Managing Member

AVENUE SPECIAL SITUATIONS FUND VI (MASTER), L.P.

By:  Avenue Capital Partners VI, LLC,

its general partner

By:  GL Partners VI, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL PARTNERS VI, LLC

By:  GL Partners VI, LLC, its managing member

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

GL PARTNERS VI, LLC

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By: Avenue Capital Management II

GenPar, LLC, its general partner

By:

/s/ Eric Ross as attorney-in-fact

Name:  Marc Lasry

Title: Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

CUSIP No:  984249607

SCHEDULE 13D

By:

/s/ Eric Ross as attorney-in-fact

Name: Marc Lasry

Title: Managing Member

MARC LASRY

/s/ Eric Ross as attorney-in-fact